Filed pursuant to Rule 433

Dated February 9, 2015

Relating to

Preliminary Prospectus Supplement dated February 6, 2015 to

Prospectus dated December 29, 2014

Registration Statement No. 333-200784

Casella Waste Systems, Inc.

$60.0 million 7.75% Senior Subordinated Notes Due 2019

Pricing Term Sheet

February 9, 2015

Principal Amount:	$60.0 million

Title of Securities:	7.75% Senior Subordinated Notes due 2019. The notes offered in this offering (the “New Notes”) are being offered as additional notes under an indenture dated as of February 7, 2011, pursuant to which we previously issued $325.0 million aggregate principal amount of 7.75% Senior Subordinated Notes due 2019 (the “Existing Notes”). The New Notes and the Existing Notes will vote as one class under the indenture governing the notes.

Final Maturity Date:	February 15, 2019

Issue Price:	99.25% of principal amount, less the amount of interest that would have accrued from the Settlement Date to February 15, 2015.

Coupon:	7.75%

Yield to Maturity:	7.972%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015. The New Notes will not be entitled to interest for the period from the Settlement Date to February 15, 2015, because the Settlement Date will occur after the record date for the February 15, 2015 interest payment date. The issue price reflects a deduction for the amount of interest that would have accrued from the Settlement Date to February 15, 2015.

Record Dates:	February 1 and August 1

Optional Redemption:	Make-whole call at T+50 until February 15, 2015. On or after February 15, 2015, at the prices set forth below for the years beginning on the dates set forth below, plus accrued and unpaid interest:

	Year February 15, 2015 February 15, 2016 February 15, 2017 and thereafter	Price 103.875% 101.938% 100.000%

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:	Comerica Securities, Inc. Raymond James & Associates, Inc.

Trade Date:	February 9, 2015

Settlement Date:	February 13, 2015 (T+4). We expect that delivery of the New Notes will be made to investors on or about February 13, 2015, which will be the fourth business day following the Trade Date (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to the delivery of the New Notes will be required, by virtue of the fact that the New Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the New Notes who wish to trade the New Notes prior to their date of delivery should consult their advisors.

Net Proceeds:	We estimate that the net proceeds of this offering will be approximately $57.3 million, after deducting commissions payable to the underwriters and estimated offering expenses payable by us.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP Number:

147448AJ3 (prior to February 17, 2015). Prior to February 17, 2015, the New Notes will trade separately from the Existing Notes.

147448AG9 (on or about February 17, 2015). Commencing on or about February 17, 2015, the New Notes will trade together with the Existing Notes.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322. The information in this pricing term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.